May 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Re:	Trustwave Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1
(File No. 333-173661)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Trustwave Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-173661), which was filed on April 21, 2011, including its exhibits and amendments thereto (the “Registration Statement”).

In light of the market conditions in late 2011, the Company determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at legal@trustwave.com.

Thank you for your attention in this matter.

Sincerely,

Trustwave Holdings, Inc.

By its General Counsel,

Annabel R. Lewis